02044837

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

For the fiscal year ended December 31, 2001

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from ____________________ to ______________________

Commission file number: 1-7201

AVX CORPORATION
401(k) PLAN FOR HOURLY-PAID EMPLOYEES
AT MYRTLE BEACH AND CONWAY PLANTS

AVX CORPORATION
Plan number: 007
IRS Employer Identification Number: 33-0379007

P.O. Box 867
Myrtle Beach, SC 29578

AVX CORPORATION
401(k) PLAN FOR HOURLY-PAID EMPLOYEES
AT MYRTLE BEACH AND CONWAY PLANTS

INDEX

PRICEWATERHOUSECOOPERS

Report of Independent Accountants

To the Participants and Administrator of
AVX Corporation 401(k) Plan for Hourly-Paid Employees at Myrtle Beach and Conway Plants

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the AVX Corporation 401(k) Plan for Hourly-Paid Employees at Myrtle Beach and Conway Plants (the "Plan") at December 31, 2000 and 2001, and the changes in net assets available for benefits for the year ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of Assets Held for Investment Purposes and Reportable Transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

Atlanta, Georgia
June 14, 2002

AVX CORPORATION

401(k) PLAN FOR HOURLY PAID EMPLOYEES

AT MYRTLE BEACH AND CONWAY PLANTS

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

as of December 31, 2000 and 2001

ASSETS:	2000	2001
Investments, at fair market value:		
Company Common Stock	$ 2,078,282	$ 3,009,872
Affiliate Company Common Stock	3,696,918	2,146,904
U.S. Government Securities	1,667,823	1,895,255
Money Market Funds	2,964,284	2,831,030
Allocated share of Trust net assets	2,321,439	2,039,643
Total Investments	12,728,746	11,922,704
Receivables:		
Employer contributions	282,508	191,225
Participant contributions	26,222	19,562
Total Receivables	308,730	210,787
Cash	97,209	68,498
Net assets available for benefits	$ 13,134,685	$ 12,201,989

The accompanying notes are an integral part of the financial statements.

AVX CORPORATION
401(k) PLAN FOR HOURLY PAID EMPLOYEES
AT MYRTLE BEACH AND CONWAY PLANTS
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
for the year ended December 31, 2001

	2001
Additions:	
Investment income (loss):	
Net depreciation in fair value of investments	$ (796,020)
Interest and dividends	198,126
Allocated share of Trust investment activities	(257,438)
Net investment loss	(855,332)
Contributions:	
Participant	1,003,894
Employer	553,040
Total contributions	1,556,934
Total additions	701,602
Deductions:	
Benefits paid to participants	1,259,187
Administrative expenses	74,486
Forfeitures	15,933
Plan transfers out	284,692
Total deductions	1,634,298
Net decrease	(932,696)
Net assets available for benefits:	
Beginning of year	13,134,685
End of year	$ 12,201,989

The accompanying notes are an integral part of the financial statements.

AVX CORPORATION
401(k) PLAN FOR HOURLY-PAID EMPLOYEES
AT MYRTLE BEACH AND CONWAY PLANTS

NOTES TO FINANCIAL STATEMENTS

1. Description of Plan:

The following is a brief description of the AVX 401(k) Plan for Hourly-Paid Employees at Myrtle Beach and Conway Plants (the "Plan"). Participants should refer to the Plan document for more complete information.

General:

The Plan is a defined contribution plan covering hourly-paid employees of AVX Corporation at the Myrtle Beach and Conway facilities. The Plan is funded through a qualified trust with HSBC Bank USA ("Trustee") and is administered by the AVX Corporation Retirement Committee. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Contributions:

Employee contributions are limited to the lesser of fifteen percent (15%) of each participant's annual compensation or $10,500. AVX Corporation (the "Company") makes monthly employer matching contributions in an amount equal to sixty-six and two third percent (66 2/3%) on the first three percent (3%) of the participants deferred contribution. Each year the Company also makes a fixed contribution to the Plan equal to one percent (1%) of each participant's annual compensation. For certain members over the age of 60, as of January 1, 1996, there is an additional fixed contribution. Amounts of employer fixed contributions under the Plan which have been forfeited and which are available for allocation as of the final valuation date in any year shall be used to reduce the future employer fixed contributions.

Employer contributions in aggregate are limited to the lesser of $30,000 or 25% of each participant's compensation for the year. Employer's matching contributions, which include forfeitures resulting from termination of employment as a credit towards such contributions, are allocated to each participant in proportion to the participant's eligible compensation earned during the year to the total eligible compensation of all participants for the year.

Vesting:

After five years of vesting service, participants become fully vested in Company fixed contributions at one hundred percent (100%) per year thereafter. Company matching contributions are fully vested.

Payment of Benefits:

Upon termination of service due to retirement, disability or death, a participant receives a lump sum cash distribution equal to the full value of his or her salary reduction contribution account and the vested value of his or her employer matching contribution account, with the exception of Kyocera Corporation American Depository Shares ("ADS") and AVX shares transferred from the AVX Corporation Stock Bonus Plan which will be paid in shares. With certain limitations, participants may elect to defer distributions until a later date.

Any forfeitures arising during the Plan year shall be first applied to restore any participant's employer matching contribution and any forfeitures remaining shall be applied to reduce employer matching contributions for the Plan year.

2. Summary of Significant Accounting Policies:

Basis of Accounting:

The financial statements of the Plan are prepared under the accrual method of accounting in accordance with generally accepted accounting principles.

Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that may affect the reported amounts of certain assets and liabilities and disclosure of contingencies at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

Administrative Expenses:

All expenses that arise in connection with the administration of the Plan and the Trust Agreement shall be paid out of the trust fund.

Investments:

The Trustee invests the Plan's assets according to participant investment elections in:

Vanguard Treasury Money Market Fund: The Vanguard Treasury Money Market Fund seeks the maximum current income consistent with preservation of capital and liquidity by investing in U.S. Treasury obligations and repurchase agreements relating to U.S. Treasury obligations.

T.Rowe Price Spectrum Income Fund: The T.Rowe Price Spectrum Income Fund seeks a high level of current income consistent with moderate share price fluctuation by investing primarily in domestic bond funds and also in a foreign bond fund.

Seligman Equity Value Portfolio: The Seligman Equity Value Portfolio seeks capital appreciation through a value-oriented, diversified portfolio comprised of equity investments. The assets for the portfolio are held in the Seligman Master Trust.

Kyocera Stock Fund: This fund is invested exclusively in shares of the Kyocera Corporation. The objective is to give the participant the opportunity to share in the performance of Kyocera and AVX by allowing the participant to become a part owner. The fund's value will fluctuate, based on the success of Kyocera, AVX and the stock market in general.

Templeton Foreign Fund: The Templeton Foreign Fund seeks long-term capital growth by investing in stocks and debt obligations of companies and governments outside the United States.

AVX Stock Fund: This fund is invested exclusively in shares of AVX stock. This fund also gives the participant the opportunity to share in the performance of AVX. The fund's value will fluctuate, based on the success of AVX and the stock market in general.

Janus Balanced Fund: The Janus Balanced Fund seeks long-term growth of capital balanced by current income by normally investing 40% to 60% of assets in securities selected for their growth potential and 40% to 60% of assets in securities selected for their income potential.

Janus Fund: The Janus Fund seeks long-term growth of capital, consistent with preservation of capital, by investing primarily in common stock of companies of any size.

Vanguard 500 Index Fund: The Vanguard 500 Index Fund seeks to track, as close as possible, the investment performance of the S&P 500 index by investing in each of the Index's 500 stocks according to each stock's weighting in the index.

MFS Emerging Growth Fund: The MFS Emerging Growth Fund seeks above-average long-term capital growth by investing in common stocks of small to mid-size companies.

Kyocera Stock Bonus Fund: The Kyocera Stock Bonus Fund consists of investments in Kyocera Corporation American Depository Shares.

AVX Stock Bonus Fund: The AVX Stock Bonus Fund consists of investments in AVX Corporation.

Contributions may be invested in cash or short-term investments in such amounts as the Trustee deems necessary for the purposes of the operations of the Trust. A participant may change his investment election monthly.

4. Plan Termination:

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

5. Reconciliation of Financial Statements to Form 5500:

The following is a reconciliation of net assets available for benefits according to the financial statements to Form 5500:

	December 31, 2000	December 31, 2001
Net assets available for benefits per the financial statements	$ 13,134,685	$ 12,201,989
Amounts allocated to withdrawing participants	(6,630)	(27,350)
Net assets available for benefits per Form 5500	$ 13,128,055	$ 12,174,639

The following is a reconciliation of benefits paid to participants according to the financial statements to Form 5500:

	Year Ended December 31, 2001
Benefits paid to participants per the financial statements	$ 1,259,187
Add: Amounts allocated to withdrawing participants at December 31, 2001	27,350
Less: Amounts allocated to withdrawing participants at December 31, 2000	6,630
Benefits paid to participants per Form 5500	$ 1,279,907

Amounts allocated to withdrawing participants are recorded on Form 5500 for benefit claims that have been processed and approved for payment prior to December 31 but not yet paid as of that date.

6. Tax Status:

In January 2002, the Plan received a favorable determination letter from the Internal Revenue Service advising that it constitutes a qualified trust under Section 401(a) of the Internal Revenue Code and is thereby exempt from Federal income taxes under provisions of Section 501(a). Participants will not be subject to income tax for contributions made on their behalf by the Company, nor on money earned by the Plan credited to their account until such time as they withdraw their accumulated balance. The plan administrator and the Plan's tax counsel believe that the Plan has been operated in compliance with the applicable requirements of the Internal Revenue Code.

7. Interest In Master Trust (UNAUDITED)

The Plan's allocated share of Trust net assets was approximately 11.3% and 11.5% at December 31, 2000 and 2001, respectively.

At December 31, 2000 and 2001, the financial position of the Trust was as follows:

	2000	2001
Assets:		
Investments at Fair Market Value:		
Seligman Equity Value Portfolio:		
Common Stock	$ 19,392,659	$ 17,047,654
Short-term Temporary Investments	807,234	223,979
Total Investments	20,199,893	17,271,633
Cash	(80,802)	(16,134)
Receivables:		
Company contributions	471,902	426,578
Interest and dividends	42,386	41,471
Total Receivables	514,288	468,049
Net Assets	$ 20,633,379	$ 17,723,548

(Continued on next page)

The change in Trust net assets for the year ended December 31, 2001 was as follows:

		2001
Additions:		
Net depreciation of investments	$	(2,238,590)
Interest and dividends		444,307
Contributions:		
Company contributions		999,345
Participant contributions		739,332
Loan repayments		160,679
Total additions		105,073
Deductions:		
Benefit payments and withdrawals		2,716,867
Administrative expenses		44,898
Loan activity		190,741
Investment fund transfers		43,893
Forfeitures		18,505
Total deductions		3,014,904
Net decrease		(2,909,831)
Net assets available for benefits:		
Beginning of year		20,633,379
End of year	$	17,723,548

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

AVX CORPORATION 401(k) PLAN FOR HOURLY- PAID EMPLOYEES
AT MYRTLE BEACH AND CONWAY PLANTS

By: ______________________________
Kurt P. Cummings
Member of Retirement Committee

Date: June 28, 2002

SUPPLEMENTAL SCHEDULES

AVX CORPORATION 401(k) PLAN FOR HOURLY-PAID EMPLOYEES
AT MYRTLE BEACH AND CONWAY PLANTS
Schedule H, Part IV(j) - Schedule of Reportable Transactions
for the year ended December 31, 2001

	Total Purchases	Total Sales	Number of Purchases	Number of Sales	Realized Loss
HSBC Short-term Temporary Investment Fund	$4,494,995	$ 4,494,995	335	368	$ -
Vanguard Treasury Money Market Fund	895,835	895,835	136	118	-
Seligman Equity Value Portfolio	732,162	701,309	84	101	(30,853)

CONSENT OF INDEPENDENT ACCOUNTANTS

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-2808) of AVX Corporation of our report dated June 14, 2002 relating to the financial statements and financial statement schedules of the AVX Corporation 401(k) Plan for Hourly-Paid Employees at Myrtle Beach and Conway Plants, which appears in this Form 11-K.

PricewaterhouseCoopers LLP

Atlanta, Georgia
June 27, 2002

Exhibit 23.1